Exhibit 1

Announcement | Lisbon | 22 July 2015

PHAROL, SGPS S.A. informs about events related to the implementation of Oi’s new structure

The Board of Directors of Pharol, SGPS S.A. (“Pharol”), making reference to the Press Release published on March 31, 2015, inform that on the date hereof the controlling companies of Oi S.A. (“Oi”) executed the documents that set forth the new corporate structure and corporate governance model of Oi (“New Structure”), as previously agreed between Pharol and other reference shareholders of Oi on March 31, 2015.

The New Structure, together with the other relevant changes detailed in the March 31, 2015 Press Release, including the amendment to the Share Purchase Option Agreement dated as of March 31, 2015, shall be submitted to the approval of the general shareholders meeting of Oi, to be called as soon as possible after the approval by the Brazilian telecommunications regulator.

Considering the current direct and indirect interest of Pharol in Oi’s share capital, Pharol will hold, directly and through wholly-owned subsidiaries, after the implementation of the New Structure and before the voluntary conversion of preferred shares of Oi into ordinary shares of Oi, as described in the March 31, 2015 Press Release, 84.167.978 ordinary shares and 108.016.749 preferred shares of Oi. Pharol’s voting rights at Oi shall be limited to 15% of the ordinary shares of Oi, according to the provisions to be included in Oi’s by-laws, as per the Press Release of March 31, 2015.

We reaffirm that the purpose of the New Structure detailed in the March 31, 2015 Press Release is to allow the anticipation of the main benefits announced to shareholders in the Oi capital increase, held on May 5, 2014, while the purpose of listing Oi in the Novo Mercado remains.

Attached hereto is a copy of the Material Fact disclosed by Oi on the date hereof, with further details and information on the implementation of the New Structure.

PHAROL, SGPS S.A.
Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	PHAROL is listed on the Euronext (PHR). Information may be accessed on Bloomberg under the symbol PHR PL.	Luis Sousa de Macedo Investor Relations Director ir@pharol.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

pharol.pt

OI S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Publicly-Held Company	TELEMAR PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.107.946/0001-87 Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi”) and Telemar Participações S.A. (“TmarPart” and, together with Oi, the “Companies”), pursuant to Article 157, paragraph 4 of Law No. 6,404/76 (the “Brazilian Corporation Law”), following the Material Facts released on March 26 and March 31, 2015, and in the context of the implementation of measures intended to anticipate the main objectives of the combination of the shareholder bases of Oi,TmarPart and Pharol, SGPS S.A. (the new corporate name of Portugal Telecom, SGPS S.A.) (“Pharol”), which were disclosed on February 20, 2014 (the “Transaction”), hereby informs their shareholders and the market in general that, on the date hereof, Oi’s Board of Directors approved convening an extraordinary general shareholders’ meeting of Oi (the “Meeting”). The Meeting will discuss and vote on, among other matters, the merger of TmarPart into Oi (“Merger”).

Given that the receipt of prior approval for the matters to be considered during the Meeting from the Brazilian telecommunications regulatory authority is necessary, the Meeting will be called immediately following the receipt of such approval.

1.         Matters to be considered during the Meeting

The Meeting will primarily consider and vote on:

(1)      the Merger;

(2)      the approval of Oi’s new bylaws, reflecting the adoption of heightened corporate governance standards by Oi.

(3)      the election of Oi’s new Board of Directors, with a term of office until the General Shareholders’ Meeting that will vote on the financial statements for the fiscal year ending on December 31, 2017; and

(4)      the opening of the period for the voluntary exchange of preferred shares of Oi for common shares of Oi, at the option of the preferred shareholders, at an exchange ratio of 0.9211 common shares for each preferred share issued by Oi, the same ratio as was previously disclosed for the merger of shares of Oi into TmarPart and as used in the pricing of shares issued by Oi in the public offering on April 28, 2014 (the “Voluntary Share Exchange”), as well as the authorization for the Board of Directors to verify the result of the Voluntary Share Exchange and give effect to the exchange of preferred shares at the BM&FBovespa S.A. — Bolsa de Valores, Mercadorias e Futuros (the “BM&FBovespa”) and Banco do Brasil. The Voluntary Share Exchange will be conditioned on at least 2/3 of the holders of the holders of preferred shares (excluding treasury shares), or 313,444,094 Oi preferred shares, participating in the exchange. A holder’s intent to participate must be made known within 30 days of the Meeting, in the event the Voluntary Share Exchange is approved. Following the approval of the Voluntary Share Exchange, Oi will publish a Notice to its Shareholders explaining the necessary steps for the Voluntary Share Exchange, including the steps to be taken by the shareholders to request the exchange of their respective preferred shares.

Items (1), (2), and (3) described above are intended to simplify the ownership structure of Oi (the “Corporate Ownership Simplification”), and must be approved and implemented simultaneously and together with, and inseparably from one another. Items (1), (2), and (3) are the preliminary steps to approval of and opening of the period for the Voluntary Share Exchange.

2.                                   Ownership Structure. The charts below set forth a summary of the ownership structure of Oi before and after the Corporate Ownership Simplification, immediately before the opening of the period for the Voluntary Share Exchange:

Before the Corporate Ownership Simplification

After the Corporate Ownership Simplification

3.                                   Objectives, Benefits, and Justification of the Measures to be Voted on.

3.1.                       Objectives, Benefits, and Justification of the Measures to be Voted on. The adoption of the alternative structure will allow the anticipation of the main objectives of the Transaction, with the adoption by Oi of improved corporate governance practices required by the rules of Novo Mercado of the BM&FBovespa and the dispersion of Oi voting rights, bearing in mind the final objective of timely implementing a transaction that results in the migration of shares currently held by shareholders of Oi and, subsequently, Pharol, to the Novo Mercado.

3.2.                       Objectives, Benefits, and Justification of the Merger. As a result of the Merger, net assets of TmarPart, which are positive and amount to R$122,411,986.41 (one hundred twenty two million, four hundred eleven thousand, nine hundred eighty six reais and forty one centavos), will be merged into the shareholders’ equity of Oi, without changing the number of shares issued by Oi or diluting the interests of its current shareholders. The Merger will also result in the transfer to the shareholders’ equity of Oi, in favor of all its shareholders, of goodwill derived from the acquisition of equity interest recorded at Bratel Brasil S.A., AG Telecom Participações S.A., LF Tel S.A., and TmarPart, pursuant to Article 20, paragraph 2, ‘b’, of Law-Decree (Decreto-Lei) No. 1,598/77, as read before the amendment by Law No. 12,973/14, and to Articles 7, III, and 65 of Law No. 9,532/97. As a result of the Merger, shareholders of TmarPart will receive the same number of shares issued by Oi as are held by TmarPart and its wholly-owned subsidiary Valverde Participações S.A. (“Valverde”) immediately prior to the Merger, without diluting the equity interests of the other Oi shareholders.

4.                                   Prior Negotiations and Corporate Acts.

4.1.                       Execution of the MOU and Final Agreements. The Transaction was initially disclosed on October 2, 2013, when Oi, Pharol, AG Telecom Participações S.A., LF Tel S.A., PASA Participações S.A., EDSP75 Participações S.A., and Bratel Brasil S.A., as well as some of Pharol’s shareholders, Avistar, SGPS, S.A., and Nivalis Holding B.V., entered into a memorandum of understanding in order to conduct a transaction to incorporate a company that would combine shareholders of Oi, Pharol, and TmarPart, as well as the activities and business developed by Oi in Brazil and by Pharol in Portugal and Africa. On February 20, 2014, detailed information about the transaction in the format then agreed was disclosed, as a result of the execution of final agreements between the companies involved in the transaction.

4.2.                       Obstacles to the Registration of the Merger of Shares with the SEC. The Transaction originally proposed the merger of shares of Oi into TmarPart. Accordingly, Oi would become a wholly-owned subsidiary of TmarPart, shares of TmarPart would be widely held, TmarPart would not have a single controlling shareholder, and the shareholder base of Oi and Pharol would be combined in TmarPart. However, the Transaction involving the merger of shares did not occur due to obstacles faced by TmarPart and Oi in complying with all the requirements of the Securities and Exchange Commission (“SEC”) for the registration of the TmarPart shares to be issued to the shareholders of Oi, and, consequently, the inability to list TmarPart in the Novo Mercado, as contemplated by the original structure of the Transaction, as explained in detail in the Material Fact published on March 26, 2015.

4.3.                       Approval by the Shareholders of TmarPart. On March 31, 2015, the shareholders of TmarPart, in a previous meeting, in order to anticipate the main objectives of the Transaction, approved the proposal for the Voluntary Share Exchange, the Corporate Ownership Simplification, as well as Oi’s new bylaws, reflecting the adoption of heightened corporate governance standards by Oi; and the election of Oi’s new Board of Directors with a term of office until the General Shareholders’ Meeting that will vote on the financial statements for the fiscal year ending on December 31, 2017.

4.4.                       Meetings of the Board of Directors and Fiscal Council of Oi and TmarPart. In connection with the Voluntary Share Exchange, on July 22, 2015, the Board of Directors of Oi approved, among other matters, (i) the Voluntary Share Exchange, (ii) the execution of the Protocol of Merger and Instrument of Justification (Protocolo e Justificação da Incorporação), (iii) the appraisal reports and other documents concerning the Merger, and (iv) the call of the shareholders’ meeting of Oi to consider and vote on, among other matters, the proposal for the Merger. On the same date, TmarPart’s Board of Directors approved, among other matters, (i) the execution of the Protocol of Merger and Instrument of Justification (Protocolo e Justificação da Incorporação), (ii) the appraisal reports and other documents concerning the Merger, and (iii) the call of the shareholders’ meeting of TmarPart to consider and vote on, among other matters, the proposal for the Merger. The Fiscal Councils of Oi and TmarPart also issued a favorable opinion about the Merger in meetings held on July 9, 2015 and July 15, 2015, respectively.

4.5.                       Termination of TmarPart Shareholders Agreements. On July 22, 2015, all parties to TmarPart’s shareholders’ agreements entered into Amendments to the Termination of TmarPart Shareholders’ Agreements, subject to a condition precedent (the “Amendments”). The Amendments will be in effect as of the date of the call of the Meeting.

5.                                   No Change in the Number of Shares and the Share Composition of Oi’s capital stock after the Merger.

5.1.                       No Change in the Member of Shares and the Share Composition of Oi’s capital stock after the Merger. The Merger will not change the number of shares issued by Oi or dilute the equity interest of current shareholders of Oi, and (1) the positive net assets of TmarPart will be merged into the shareholders’ equity of Oi in favor of all its shareholders, and, additionally, (2) Oi will receive, to benefit all of its shareholders, goodwill derived from the acquisition of interests recorded at Bratel Brasil S.A., AG Telecom Participações S.A., LF Tel S.A., and TmarPart, pursuant to Article 20, paragraph 2, ‘b’, of Law-Decree

(Decreto-Lei) No. 1,598/77, as read before the amendment by Law No. 12,973/14, and to Articles 7, III, and 65 of Law No. 9,532/97. As a result of the Merger, shareholders of the TmarPart will receive the same number of shares issued by Oi as are held by TmarPart and its wholly-owned subsidiary Valverde immediately prior to the Merger. Each share issued by TmarPart will be exchanged for 0.00197105 new registered common shares, without par value and 0.0022510538 new registered preferred shares, without par value, issued by Oi, and the shareholders of TmarPart will receive shares issued by Oi in the Merger, based on their shareholdings in the capital stock of TmarPart, corresponding to the number of common and preferred shares issued by Oi and held by TmarPart and Valverde immediately prior to the Merger.

The Merger will also not quantitatively affect the stock capital of Oi. TmarPart’s net assets, valued at R$122,411,986.41 (one hundred twenty two million, four hundred eleven thousand, nine hundred eighty six reais and forty one centavos), which will be transferred to the capital of Oi, will be entirely assigned to Oi’s capital reserves.

6.                                   Appraisal Criteria for the Shareholders’ Equity of TmarPart and Oi.

6.1.                       Appraisal. The net book value of TmarPart was appraised at R$122,411,986.41 (one hundred twenty two million, four hundred eleven thousand, nine hundred eighty six reais and forty one centavos), based on the audited financial statements of TmarPart, whose base date is December 31, 2014 (the “Base Date”). Apsis Consultoria e Avaliações Ltda. (“Apsis”) was selected to appraise the shareholders’ equity of TmarPart to be merged into Oi. The selection and engagement of Apsis must be approved by the shareholders of Oi.

6.2.                       Appraisal of the Shareholders’ Equity of Oi and TmarPart at Market Value. Apsis was selected to prepare an appraisal report on the shareholders’ equity of Oi and TmarPart at market value, for purposes of Article 264 of Brazilian Corporation Law (the “Appraisal Report of Shareholders’ Equity at Market Value”). The Appraisal Report of Shareholders’ Equity at Market Value appraised the shareholders’ equity of Oi and TmarPart according to the same criteria and on the Base Date, resulting in, for purposes of Article 264 of Brazilian Corporation Law, an exchange ratio of 0.00977223 shares issued by Oi for each share issued by TmarPart.

7.                                   Treatment of Changes in Shareholders’ Equity After the Merger. All changes in the shareholders’ equity of TmarPart, as of the Base Date until the date of approval of the Merger, will be directly expensed by Oi.

8.                                   Political and Ownership Rights and Benefits of Shares.

8.1.                       Rights Granted by Shares of Oi to be Issued to the Shareholders of TmarPart. As a result of the Merger, shareholders of TmarPart will receive the same number of the shares issued by Oi as are held by TmarPart and Valverde immediately prior to the Merger.

Common and preferred shares issued by Oi to the shareholders of TmarPart as a result of the Merger will grant the same rights granted by other common and preferred shares of Oi, respectively, including full payment of dividends and/or interest on shareholders’ equity declared by Oi on or after the date of approval of the Merger.

9.                                   Solution for the Shares of One Company Held by the Other Company. Shares issued by Oi and held by TmarPart will be cancelled upon approval of the Merger and the dissolution of TmarPart. There are no shares issued by TmarPart and held by Oi.

10.                           Dissenter’s Rights and Buyback Value.

10.1.               Dissenter’s Rights of Shareholders of TmarPart in the Merger. Although shareholders of TmarPart shares are entitled to exit under the Merger, dissenter’s rights are not expected to be exercised by any shareholder of TmarPart.

10.2.               No Dissenter’s Rights to Shareholders of Oi. Common and preferred shareholders of Oi will not be entitled to exit Oi under the Merger.

11.                           Unrecorded Liabilities and Contingencies. The net assets of TmarPart to be merged into Oi are positive (TmarPart does not have liabilities or it has cash and cash equivalents in an amount sufficient to fully settle its indebtedness). To the best understanding of the managements of Oi and TmarPart, respectively, there are no material liabilities or contingencies that have not been recorded.

12.                           Merger Costs. Estimated total costs of the Merger amount to R$25,000,000.00, including expenses with publications, engagement of specialized firms to prepare appraisal reports, attorney’s fees of law firms specialized in this type of transaction, in addition to auditors’ and consultants’ fees, and other related expenses.

13.                           Specialized Firm.

13.1.               Apsis was engaged to prepare the Appraisal Report and the Appraisal Report of Shareholders’ Equity at Market Value.

13.2                   Representation on Nonexistent Conflicts of Interest. With regards to the specialized firm, the management of Oi and TmarPart, respectively, are not aware of any type of current or potential conflict or common interests in connection with the controlling shareholders or minority shareholders of the companies involved in the Merger.

14.                           Additional Information.

14.1.               Audit of Financial Statements. The financial statements used for purposes of the Merger were audited by KPMG Auditores Independentes.

14.2.    Merger Documents Available to Shareholders. The documents referred to herein, including the Protocol of Merger and Instrument of Justification (Protocolo e Justificação da Incorporação), the appraisal reports prepared by Apsis, the financial statements used for the Merger, the Amendments, and Oi’s proposed new bylaws are available to shareholders of Oi at Oi’s headquarters and at its website (ri.oi.com.br). Copies of this material are also available in the IPE System of the CVM (www.cvm.gov.br) and in the BM&FBovespa website (www.bmfbovespa.com.br). Other detailed information about the Merger, pursuant to CVM Instruction No. 481/09, may be obtained at the CVM and BM&FBovespa websites or from the investor relations’ department of Oi, by telephone +55 (21) 3131-2918 or e-mail invest@oi.net.br, from the date of the call of the Meeting.

14.3     The documents and information published in anticipation of the Merger were prepared based on CVM Instruction No. 319/99, in accordance with the terms of the sole paragraph of Article 14 of CVM Instruction No. 565/15.

The managements of Oi and TmarPart will keep their shareholders and the market informed about any subsequent events in connection with the Merger.

Rio de Janeiro, July 22, 2015.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

Fernando Magalhães Portella

Chief Executive Officer and Investor Relations Officer

Telemar Participações S.A.

Additional Information and Where to Find It:

This Material Fact is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of Oi. The proposed Voluntary Share Exchange described in this Material Fact has not commenced.

Any offer to purchase or the solicitation of an offer to sell preferred shares of Oi will be made only pursuant to an offer to purchase and related materials that Oi intends to file with the SEC upon commencement of this offer. Oi urges shareholders who are eligible to participate in the Voluntary Share Exchange to carefully read the offer to convert and related materials relating to the Voluntary Share Exchange when they become available and prior to making any decisions with respect to the Voluntary Share Exchange as these documents will contain important information about the Voluntary Share Exchange.

Following the filing with the Commission of (1) the offer to convert and related materials relating to the Voluntary Share Exchange, or (2) any other offer materials related to the Voluntary Share Exchange, shareholders of Oi will be able to obtain the filed documents free of charge on the SEC’s website at www.sec.gov or from Oi.

Special Note Regarding Forward-Looking Statements:

This Material Fact contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Brazilian applicable regulation. Statements that are not historical facts, including statements regarding the beliefs and expectations of Oi and TmarPart, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “forecasts”, “plans,” “targets,” “goal” and similar expressions, as they relate to Oi, TmarPart or their respective management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of Oi’s or TmarPart’s management and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Oi, TmarPart or their respective affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the Brazilian and U.S. federal securities laws and the rules and regulations of the CVM, the SEC or of regulatory authorities in other applicable jurisdictions, Oi, TmarPart and their respective affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Oi or TmarPart makes on related subjects in reports and communications that Oi and TmarPart file with the SEC.